July 28, 2005



via U.S. Mail
Marc E. Bruner
Principal Executive Officer
Galaxy Energy Corporation
1331-17th Street, Suite 1050
Denver, Colorado
80202


Re:	Galaxy Energy Corporation
      Registration Statement on Form S-3
      File No. 333-126310
      Filed June 30, 2005

Dear Mr. Bruner:

      We have limited our review of your filing to those issues addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form S-3

General

1. In the amended registration statement, disclose that you will file a new registration statement to cover the resale of any shares beyond the amounts you include. For example, you will need to file a new registration statement if you will be issuing more than the number of shares referenced in footnote 2 on page 11.
Calculation of Registration Fee, page ii

2. We note that you are registering for resale 18,492,367 shares issuable with respect to the convertible notes. Please confirm that this number includes shares that may be issuable in lieu of cash interest payments on the convertible debentures. If not, revise the fee table and make corresponding changes throughout the prospectus to indicate the total amount of shares, inclusive of interest shares, that you intend to register.
Risk Factors, page 4

Terms of subsequent financing...page 4
3. Tailor the risk factor discussion so that you further clarify how the terms of financing transactions may impact shareholders. For example, make clear any adverse impact that could result from the Securities Purchase Agreement entered into on May 31, 2005, which included the granting of a perpetual overriding royalty interest with respect to 1% to 3% of your domestic acreage, granted rights of first refusal with respect to future debt and/or equity financings, and granted the investors the right to participate in certain farm-out financing transactions.

Selling Stockholders, page 10
4. Please identify any selling stockholders who are registered broker-dealers or affiliates of registered broker-dealers. If you determine that any selling stockholder is a registered broker-dealer, please revise your disclosure to indicate that such selling stockholder is an underwriter, unless such selling stockholder received its securities as compensation for investment banking services. With respect to any affiliate of a registered broker-dealer, please disclose, if true, that such selling stockholder acquired its shares in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities. If not, you must indicate that such stockholder is an underwriter.

Where You Can Find More Information, page 14

5. Please update the disclosure that appears under this heading to reflect our new address at 100 F Street, N.E., Washington, DC
20549.

Incorporation by Reference, page 15

6. For clarification, revise to specify not only the dates of the current reports on form 8-K and 8-K/A but also the dates such reports were filed.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	Please contact Mellissa Campbell Duru at (202) 551-3757 or Timothy S. Levenberg, Special Counsel at (202) 551-3707 with any other questions.



							Sincerely,


							H. Roger Schwall
							Assistant Director
cc: 	via facsimile
	Fay Matsukage, Esq.
	Dill Dill Carr Stonbraker & Hutchings, PC
	(303) 777-3823




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Mr. Bruner
Galaxy Energy Corporation
July 28, 2005
page 4




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010